SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549
                        __________________

                             FORM 15
Certification and Notice of Termination of Registration under
   Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13
       and 15(d) of the Securities Exchange Act of 1934

               Commission File Number:  0-22730


                  COMMUNICATIONS CENTRAL INC.
    (Exact name of registrant as specified in its charter)

 1150 Northmeadow Parkway, Suite 118, Roswell, Georgia 30076,
                        (770) 442-7300
     (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

           Common Stock, $.01 par value per share
   (Title of each class of securities covered by this Form)

                             None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

  Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4 (a)(1)(i)   [x]      Rule 12h-3 (b)(1)(ii)  [ ]
Rule 12g-4 (a)(1)(ii)  [ ]      Rule 12h-3 (b)(2)(i)   [ ]
Rule 12g-4 (a)(2)(i)   [ ]      Rule 12h-3 (b)(2)(ii)  [ ]
Rule 12g-4 (a)(2)(ii)  [ ]      Rule 15d-6             [ ]
Rule 12h-3 (b)(1)(i)   [x]

     Approximate number of holders of record as of the certification or notice date: One

     Pursuant to the requirements of the Securities Exchange Act of 1934, Communications Central Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date:  February 3, 1998       By:  /s/ Rodger L. Johnson
                                   Rodger  L.  Johnson,
                                   President and Chief
                                   Executive Officer